UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

___________________________________________

TRANSCEND SERVICES, INC.

(Name of Subject Company)

___________________________________________

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

___________________________________________

Common Stock, $0.05 par value per share

(Title of Class of Securities)

___________________________________________

893929208

(CUSIP Number of Class of Securities)

___________________________________________

Larry G. Gerdes

Chief Executive Officer

One Glenlake Parkway

Suite 1325

Atlanta, Georgia 30328

(678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

___________________________________________

Copies To:

Betty O. Temple, Esq.

Sudhir N. Shenoy, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW

Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2012, by Transcend Services, Inc., a Delaware corporation, as amended by Amendment No. 1 thereto, filed with the SEC on March 27, 2012, Amendment No. 2 thereto, filed with the SEC on March 29, 2012, Amendment No. 3 thereto, filed with the SEC on April 4, 2012 and Amendment No. 4 thereto, filed with the SEC on April 17, 2012 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, $0.05 par value per share (the “Shares”) at a price of $29.50 per Share, net to the holder thereof in cash, without interest, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated March 20, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Waiver of eScription Transition Condition

On April 19, 2012, Parent and Purchaser waived the eScription Transition Condition, pursuant to the terms of the Merger Agreement. The Offer remains subject to the remaining conditions set forth in the Offer to Purchase.

The full text of the press release issued by Parent on April 19, 2012 announcing the waiver of the eScription Transition Condition is attached hereto as Exhibit (a)(15) and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(15)	Press Release issued by Nuance Communications, Inc. dated April 19, 2012 (incorporated by reference to Exhibit (a)(5)(ii) to Parent’s Amendment No. 4 to Schedule TO filed with the SEC on April 19, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCEND SERVICES, INC.

By:	/s/ Larry G. Gerdes
Name:	Larry G. Gerdes
Title:	Chairman and Chief Executive Officer

Dated: April 19, 2012